UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                NANOSENSORS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    63008X107
                                 (CUSIP Number)

                                  BRUCE MEYERS
                           c/o Meyers Associates, L.P.
                              45 Broadway, 2nd Fl.
                               New York, NY 10006
                                 (212) 742-4200
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 12, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008X107

--------------------------------------------------------------------------------
1)    Name of Reporting Person - I.R.S. Identification No. of person (entities only).

      Bruce Meyers
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) |_|
            (b) |_|
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

      PF (See Item 3)
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization

      U.S.A.
--------------------------------------------------------------------------------
                        7)    Sole Voting Power

                              7,900,000

NUMBER                  8)    Shared Voting Power
OF SHARES                     0
BENEFICIALLY
OWNED BY                9)    Sole Dispositive Power
EACH                          7,900,000
REPORTING
PERSON WITH             10)   Shared Dispositive Power
                              0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      7,900,000
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      34.6%
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No. 63008X107

--------------------------------------------------------------------------------
1)    Name of Reporting Person - I.R.S. Identification No. of person (entities only).

      Meyers Associates, L.P.
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) |_|
            (b) |_|
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

      OO (See Item 3)
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization

      U.S.A.
--------------------------------------------------------------------------------
                        7)    Sole Voting Power
                              6,200,000

NUMBER                  8)    Shared Voting Power
OF SHARES                     0
BENEFICIALLY
OWNED BY                9)    Sole Dispositive Power
EACH                          6,200,000
REPORTING
PERSON WITH             10)   Shared Dispositive Power
                              0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      6,200,000
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)

      27.1%
--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      BD, PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      The class of equity security to which this statement relates is the common stock, par value, $0.001 per share (the "Common Stock"), of NanoSensors, Inc., a Nevada corporation (the "Issuer" or the "Company"). The name and address of the principal executive office of the Issuer is 1800 Wyatt Drive, Suite #2, Santa Clara, CA 95054.

Item 2. Identity and Background

(a) Name: This statement on Schedule 13D (this "Statement") is being filed by Bruce Meyers (the "Reporting Person").

This Statement is also being filed by the Reporting Person on behalf of Meyers Associates, L.P. ("Meyers"), of which entity the Reporting Person is president and holds voting and investment control.

(b) Residence or business address: The business address of the Reporting Person and Meyers is 45 Broadway, 2nd Floor, New York, New York, 10006.

(c) The present principal occupation and the name, principal place of business, and address of any corporation or other organization in which such employment is conducted by Reporting Person is President of Meyers Associates, L.P., located at 45 Broadway, 2nd Floor, New York, New York, 10006.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Untied States. Meyers is a limited partnership organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person acquired the securities in private placement transactions directly with the Company. These securities were purchased by the Reporting Person with his personal funds. On February 26, 2004, the Reporting Person acquired 1,700,000 shares of common stock as founders shares ("Founders Shares"). These Founders Shares, valued at $.001 per share, were issued in consideration of cancellation of a note payable from the Issuer to Meyers and its affiliates for financial advisory services previously rendered to the Issuer in connection with the formation and capitalization of the Issuer's business. The Reporting Person also has voting and investment control over those securities acquired by Meyers on February 26, 2004: including 3,450,000 shares of Common Stock, also issued as Founders Shares, unit purchase options to purchase 1,375,000 shares of Common Stock, and 1,375,000 Class A warrants to purchase 1,375,000 shares of Common Stock.

      As disclosed above, Meyers also acquired the securities in private placement transactions directly with the Company. These securities were purchased on behalf of Meyers by the Reporting Person. On February 26, 2004, Meyers acquired 3,450,000 shares of Common Stock and unit purchase options to purchase 1,375,000 shares of common stock and 1,375,000 Class A warrants to purchase 1,375,000 shares of Common Stock.

Item 4. Purpose of Transaction

      The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes.

      The Reporting Person does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 7,900,000 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 34.6% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of January 12, 2005 and giving effect to the exercise of presently exercisable warrants held by the Reporting Person.

Meyers is the beneficial owner of 6,200,000 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 27.1% of the issued and outstanding shares of Issuer's Common Stock based on the number of shares of Issuer's Common Stock outstanding as of January 12, 2005 and giving effect to the exercise of presently exercisable warrants held by the Reporting Person.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer. The Reporting Person currently beneficially owns the securities of the Issuer as follows:

      (i) 1,700,000 shares of Common Stock;

      (ii) 3,450,000 shares of Common Stock held by Meyers Associates, L.P.; and

      (iii) Unit purchase options to purchase 1,375,000 shares of Common Stock and 1,375,000 Class A warrants to purchase 1,375,000 shares of Common Stock exercisable at a price of $.20 per share, and held by Meyers Associates, L.P.

Meyers has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer. The Reporting Person currently beneficially owns the securities of the Issuer as follows:

      (i) 3,450,000 shares of Common Stock; and

      (ii) Unit purchase options to purchase 1,375,000 shares of Common Stock and 1,375,000 Class A warrants to purchase 1,375,000 shares of Common Stock exercisable at a price of $.20 per share.

(c) Except as described in Item 5(a), neither the Reporting Person nor Meyers has not effected any transactions in the Issuer's Common stock during the past sixty days.

(d) To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Neither the Reporting Person nor Meyers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Issuer's securities beneficially owned by the Reporting Person or Meyers are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to Be Filed as Exhibits

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 30, 2006

                                                By: /s/ Bruce Meyers
                                                    ----------------------------
                                                    Bruce Meyers